Exhibit 99.1

MediaRing Ltd (RCB No: 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: 65 6441 1213 Fax: 65 6441 3013 www.mediaring.com

11 October 2006	By Fax and Hand
Board of Directors
Pacific Internet Limited
#02-05/06 The Rutherford
Singapore Science Park
Singapore 118261
Attn : Mr Phey Teck Moh
Dear Teck Moh,
We refer to your letter of 10 October 2006, requesting MediaRing to consider withdrawing our requisition of 15 September 2006 (“MediaRing’s Requisition”) to Pacific Internet Limited (“PacNet”).
As you are aware, MediaRing’s Requisition was made in response to Vantage’s earlier requisition of 8 September 2006 (“Vantage’s Requisition”), given that it appears to be directed at removing the nominees of MediaRing.
As mentioned in our letter to PacNet of 4 October 2006, our view is that it would be in the interest of PacNet shareholders if the requisitioned extraordinary general meeting (“EGM”) can be withdrawn or deferred until such a time that PacNet shareholders are advised of Vantage’s intention with regard to its interest in PacNet. We are therefore pleased and concur with your decision in requesting both Vantage and MediaRing to withdraw our respective requisition notices until then.
We would like to confirm that we will agree to the withdrawal of MediaRing’s Requisition, only if Vantage will agree to the withdrawal of Vantage’s Requisition.
We would also add that, assuming Vantage does not agree to the withdrawal of Vantage’s Requisition, given the deadline of 7 November 2006 to hold the EGM pursuant to section 176 of the Singapore Companies Act and the lapse of time since the Vantage’s Requisition, the notice of the EGM when eventually despatched is likely to be only just over 20 days.
We are of the view that such notice period, for something as important as a proposed change of the composition of the board, is insufficient for proper dissemination of information to the PacNet shareholders. As you are aware, almost all the shareholders (except the 3 large shareholders) hold their shares through depository agents and brokers, and therefore dissemination of EGM notice to these shareholders in a large country like the USA will take a good number of days.
We have also been advised by our US counsel that the customary notice period for meetings of shareholders is at least 30 days so as to give ample time for the solicitation of proxies. Given the importance of the matters being addressed at this EGM, we believe you should provide your shareholders with as long a notice period as possible.
Thus, if Vantage does not agree to withdraw Vantage’s Requisition, we feel that it should at least agree to a later date for the holding of the EGM for the reason stated above. Please keep us updated on Vantage’s decision in this regard.
We would also like to take this opportunity to seek your update of the status of the appointment of Walter J. Sousa on the PacNet Board, as it has been outstanding for a while.
Yours sincerely,
MediaRing Ltd

/s/ Khaw Kheng Joo

Khaw Kheng Joo
Director & CEO